EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Dollars in Millions (Unaudited)

Nine Months Ended September 30, 2002

Income before income taxes	$1,381.9
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	116.7
Portion of rents representative of interest factor	24.2
Loss of less than fifty-percent-owned subsidiaries	0.4

Income as adjusted	1,523.2

Fixed charges:
Interest on indebtedness and amortization of debt expense and discount or premium	116.7
Portion of rents representative of interest factor	24.2
Capitalized interest	3.6

Total fixed charges	$144.5

Ratio of earnings to fixed charges	10.5